SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. ___1___)

                                  DCI USA, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   368075 10 7
                                 --------------
                                 (CUSIP NUMBER)

                               Jonathan Ilan Ofir
                             Chief Executive Officer
                                  8 Bond Street
                             Great Neck, N.Y. 11021
                                 (212) 994-9594

                                 With a copy to:

                             Vincent J. McGill, Esq.
                             Eaton & Van Winkle LLP
                             3 Park Ave, 16th Floor
                              New York, N.Y. 10016
                                 (212) 561-3604

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 29, 2006
                     -------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 368075 10 7
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Jonathan Ilan Ofir
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Israel
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    32,752,997 (69.3%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           32,752,997 (69.3%)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     32,752,997
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     69.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer

Security: Common Stock, par value $.001 per share (the "Common Stock")
          (CUSIP No. 368075 10 7)

Issuer:   DCI USA, Inc. (the "Issuer")
          8 Bond Street
          Great Neck, N.Y. 11021

         This statement amends and supplements the Schedule 13D filed by Jonathan Ilan Ofir on April 25, 2006. This amendment is being filed to take into account the acquisition of shares of Common Stock by said person on September 29, 2006.

Item 2. Identity and Background

         (a) The name of the person filing this statement: Jonathan Ilan Ofir (the "Reporting Person").

         (b) Address for the Reporting Person: 8 Bond Street, Great Neck, N.Y. 11021.

         (c) Principal Business: The Reporting Person is the Chairman and Chief Executive Officer of the Issuer, which is in the business of investing in alternative energy.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the State of Israel.

Item 3. Source and Amount of Funds or Other Consideration

         A total of 1,252,997 restricted shares of Common Stock were issued to the Reporting Person as of September 29, 2006 as a result of his conversion, at $.05 per share, of the $60,000 principal amount of loan (plus $2,649.86 in interest accrued thereon at the rate of 8% per year) which the Reporting Person had provided to the Issuer. The source of such loan was the personal funds of the Reporting Person.

Item 4. Purpose of Transaction

         The Reporting Person acquired 1,252,997 shares of Common Stock upon his conversion of $62,649.86 of debt which the Issuer owed him. The purpose of this conversion was the cancellation of such debt.

Item 5. Interest in Securities of the Issuer

         (a) The Reporting Person is the beneficial owner of 32,752,997 shares of Common Stock, or approximately 69.3% of the issued and outstanding shares of Common Stock of the Issuer, of which the Reporting Person has the right to acquire 3,150,000 shares pursuant to a call option.

         (b) The Reporting Person has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all of the shares of Common Stock of the Issuer currently owned by it.

         (c) Except for the acquisition of the 1,252,997 shares reported herein, neither the Reporting Person nor any person listed in Item 2(a) has effected any transactions in the shares of the Issuer during the past 60 days.

         (d) Except with respect to the 3,150,000 shares covered by the call option, described in Item 6, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Reporting Person, Uri Rosin (the Reporting Person's father-in-law), and an entity controlled by Mr. Rosin entered into an Assignment and Assumption Agreement as of March 21, 2006 (the "Assignment Agreement"). Pursuant to the Assignment Agreement, the Reporting Person assumed all of the rights and obligations of certain purchasers of the Issuer's Common Stock, which rights and obligations included a "put" of approximately 87% of the Issuer's shares to the purchasers. The Reporting Person was therefore obligated to purchase, at $0.04127 per share (for an aggregate of $1,170,004) the shares reported herein. Payment of the consideration for the shares is due on December 31, 2007.

         The Reporting Person and Direct Capital Investment Ltd., an Israeli corporation and the parent company of the Issuer ("Direct Capital"), entered into an Option Agreement on February 1, 2006. Pursuant to the Option Agreement, the Reporting Person granted to Direct Capital a put option, by which Direct Capital may compel the Reporting Person to purchase all of the remaining issued and outstanding shares of the Issuer that it owns, i.e. 3,150,000 shares (the "Remaining Shares"). The price per share would be $0.04127, or an aggregate of $130,000, and the put option may be exercised from December 31, 2007 until June 30, 2008. The Option Agreement also granted to the Reporting Person a call option, pursuant to which the Reporting Person may compel Direct Capital to sell to him all of the Remaining Shares. The price per share would be $0.1238, or an aggregate of $390,000; the call option is exercisable from February 1, 2006 until June 30, 2008. Since the Reporting Person may acquire direct ownership of the Remaining Shares through exercise of the call option at any time, they are deemed beneficially owned by him.

         Both the put option and the call option are exercisable only with respect to all of the Remaining Shares.

Item 7. Material to Be Filed as Exhibits

None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 3, 2006

                                                     /s/ Jonathan Ilan Ofir
                                                     ---------------------------
                                                     JONATHAN ILAN OFIR

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